[McGuireWoods LLP Letterhead]

November 14, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Registration Statement on Form S-1
File No. 333-145880

Dear Ms. Fisher:

On behalf of Rubicon Technology, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1, File No. 333-145880 (the “Registration Statement”), we would like to expand upon our response in our letter of November 13, 2007 in order to address whether any selling stockholders are broker-dealers or affiliates of broker-dealers and related matters. To facilitate your review of our supplemental response, we are including the original comment from you letter dated October 2, 2007.

Principal and selling stockholders, page 92

31. Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE: Each of the selling stockholders has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer. As noted in footnotes (14), (15) and (16) to the Principal and Selling Stockholders Table, certain current and former employees of Canaccord Adams Inc., a broker-dealer, hold indirect beneficial interests in the Adams, Harkness & Hill funds listed in that table as selling stockholders. For the reasons described in our letter of November 13, 2007, the Company has concluded, based on all the information provided to it, that neither Canaccord Adams Inc. nor any of such employees is an affiliate of the Adams, Harkness & Hill funds. Furthermore, the Adams, Harkness & Hill funds have represented to the Company that they purchased the shares being registered for resale in the ordinary course of business and at the time of such purchases, the Adams, Harkness & Hill funds had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Ms. Peggy Fisher

November 14, 2007

Please direct any questions concerning our supplemental response to your comment to me at (804) 775-1022.

Sincerely,

/s/ David N. Oakey
David N. Oakey

cc:	David Burton
Lynn Dicker
Tom Jones
Raja Parvez
Scott Glickson
Robert Latta
Robert Suffoletta